Schedule I

Transactions in Securities of the Issuer

Name of Affiliated Entity	Transaction Date	Number of Shares of Class A Common Stock	Weighted Average Price Per Share ($)	Transaction Type	Price Range (Per Share)
PSP Suja Life Aggregator, L.P	8/19/2026	189,300	$7.11	Open Market Purchase	$6.61 to $7.43
PSP Suja Life Aggregator, L.P	8/20/2026	189,300	$7.63	Open Market Purchase	$7.45 to $7.80
PSP Suja Life Aggregator, L.P	8/21/2026	189,300	$7.96	Open Market Purchase	7.45 to $8.14
PSP Suja Life Aggregator, L.P	8/24/2026	233,624	$8.84	Open Market Purchase	8.15 to $9.27
PSP Suja Life Aggregator, L.P	8/25/2026	233,624	$9.21	Open Market Purchase	$8.93 to $9.37